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ANNUAL AUDITED REPORT FORM X-17A-5 1A PART III

SEC FILE NUMBER
8- 67719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ETC Brokerage Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi + Co.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION

MAR 2017

DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 23 2017 DIVISION OF TRADING & MARKETS

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AUB

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668
E-mail info@radachi.com

To Whom It May Concern:

The attached pages have been changed. The financial statements and the attached insert was originally mailed to you on 2/24/17.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying ETC Brokerage Service, LLC's Exemption Report, in which (1) ETC Brokerage Services, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which ETC Brokerage Services, LLC claimed an exemption from 17 C.F.R. 15c3-3: (k)(2)(ii) and (2) ETC Brokerage Services, LLC stated that ETC Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ETC Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ETC Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under Securities Exchange Act of 1934.



Elyria, Ohio

January 11, 2017

ETC BROKERAGE SERVICE, LLC'S EXEMPTION REPORT

ETC Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

ETC Brokerage Services, LLC

I, Steve Bocan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CHIEF COMPLIANCE OFFICER

Date: 1/11/17